ITERIS, INC.
1515 South Manchester Avenue
Anaheim, California 92802

August 1, 2005

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549
Attention: Derek Swanson

  Re:
  Iteris, Inc.
  Registration Statement on Form S-3 (File No. 333-121942)

Ladies and Gentlemen:

        Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effectiveness of the above-referenced Registration Statement to become effective at 5:00 p.m. Eastern time on Wednesday, August 3, 2005, or as soon thereafter as possible.

        The registrant hereby acknowledges that:

  •
  should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

  •
  the registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
ITERIS, INC.
By:	/s/ JAMES S. MIELE James S. Miele Chief Financial Officer